

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2024

David-Alexandre C. Gros
Chief Executive Officer
Eledon Pharmaceuticals, Inc.
19800 MacArthur Blvd., Suite 250
Irvine, California 92612

> **Re: Eledon Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 20, 2024**
> **File No. 333-282260**

Dear David-Alexandre C. Gros:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Chris Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Shelly Heyduk